Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2019 and 2018 and related notes for the years then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated:

	Year ended December 31,
	2019	2018
Revenues	100%	100%
Cost of revenues	81.4	77.5
Gross profit	18.6	22.5
Research and development expense	6.1	5.6
Marketing, general and administrative expense	5.5	5.0
Operating profit	7.0	11.9
Financing income (expense), net	0.0	(1.0)
Other income (expense), net	0.3	(0.2)
Profit before income tax	7.3	10.7
Income tax expense, net	(0.2)	(0.5)
Net profit	7.1	10.2
Net loss attributable to the non-controlling interest	0.2	0.2
Net profit attributable to the company	7.3%	10.4%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Year ended December 31,
	2019	2018
Revenues	$1,234,003	$1,304,034
Cost of revenues	1,004,332	1,011,087
Gross profit	229,671	292,947
Research and development expense	75,579	73,053
Marketing, general and administrative expense	67,376	64,951
Operating profit	86,716	154,943
Financing income (expense), net	12	(13,184)
Other income (expense), net	4,293	(2,442)
Profit before income tax	91,021	139,317
Income tax expense, net	(2,948)	(5,938)
Net profit	88,073	133,379
Net loss attributable to the non-controlling interest	1,975	2,200
Net profit attributable to the company	$90,048	$135,579

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenues. Revenues for the year ended December 31, 2019 were $1,234.0 million, as compared to $1,304.0 million for the year ended December 31, 2018. The $70.0 million revenue reduction is attributed mainly to a revenue reduction from Panasonic Semiconductor Solutions Co., Ltd (“PSCS”), primarily resulting from the three-year contracts with PSCS, signed in March 2019 between the Company, TPSCo and PSCS, renewing the previously signed 2014-2019 contracts. Under the renewed contracts, among others, PSCS continues to utilize TPSCo’s manufacturing facilities in Japan for its semiconductor business under a new pricing structure, which is resulting in lower prices charged to PSCS and hence lower annual and quarterly revenue commencing the second quarter of 2019, as compared to previous periods.

Cost of Revenues. Cost of revenues for the year ended December 31, 2019 amounted to $1,004.3 million as compared to $1,011.1 million for the year ended December 31, 2018. This decrease of only $6.8 million in manufacturing cost, as compared to the $70.0 million reduced revenues, is attributed mainly to the above referenced lower prices charged to PSCS, while a large portion of our cost of revenues is comprised of fixed cost.

 Gross Profit. Gross profit for the year ended December 31, 2019 amounted to $229.7 million as compared to $292.9 million for the year ended December 31, 2018. The $63.2 million decrease in gross profit resulted mainly from the $70.0 million revenue reduction described above, while the decrease in cost of revenues was only $6.8 million, as described above.

Research and Development. Research and development expense for the year ended December 31, 2019, amounted to $75.6 million as compared to $73.1 million in the year ended December 31, 2018. The increase in research and development expense reflects our focus on enhancing our mid-term and long-term products’ funnel, technology capabilities and future design wins.

Marketing, General and Administrative. Marketing, general and administrative expense for the year ended December 31, 2019 amounted to $67.4 million, an increase of $2.4 million as compared to $65.0 million recorded in the year ended December 31, 2018.

Operating Profit. Operating profit for the year ended December 31, 2019 amounted to $86.7 million as compared to $154.9 million for the year ended December 31, 2018. The $68.2 million decrease in operating profit resulted mainly from the $63.3 million reduction in gross profit described above.

Financing Income (Expense), Net. Financing income, net for the year ended December 31, 2019 amounted to $0.01 million as compared to financing expense, net of $13.2 million for the year ended December 31, 2018. During the year ended December 31, 2019, interest income was higher resulting from a higher balance of interest-bearing bank deposits and investment in marketable securities and higher yields, profits and interest income with respect to such deposits and securities; and financing expense was lower than 2018 expense mainly due to the full conversion of Jazz Notes during 2018, as well as the early repayment in July 2018 of a $40 million loan that TJT, the Company’s fully owned US affiliate, borrowed in 2016 from JA Mitsui (US), in relation to the acquisition of the San Antonio fab from Maxim.

Other Income (Expense), Net. Other income, net for the year ended December 31, 2019 amounted to $4.3 million as compared to other expense, net of $2.4 million for the year ended December 31, 2018. The increase in other income, net is mainly due to the measurement of our investments in privately-held companies in accordance with ASC 321, as detailed in Notes 2I and 12E to the consolidated financial statements as of December 31, 2019.

Income Tax Expense, Net. Income tax expense, net for the year ended December 31, 2019 amounted to $2.9 million as compared to $5.9 million in the year ended December 31, 2018. The decrease in income tax expense, net in the amount of $3.0 million mainly resulted from the $48.3 million lower profit before tax as described above.

 Net Profit. Net profit for the year ended December 31, 2019 amounted to $90.0 million as compared to a net profit of $135.6 million for the year ended December 31, 2018.  The decrease in net profit in the amount of $45.6 million was mainly due to the decrease of $68.2 million in operating profit, offset by $13.2 million increase in financing income, net, increase of $6.7 million in other income, net and $3.0 million lower income tax expense, as explained above.

Impact of Currency Fluctuations

 The Company currently operates in three different regions: Japan, the United States and Israel. The functional currency of our entities in the United States and Israel is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD cost of our operations in Israel is influenced by changes in the USD to NIS exchange rate, with respect to costs that are denominated in NIS. During the year ended December 31, 2019, the USD depreciated against the NIS by 7.8%, as compared to 8.1% appreciation during the year ended December 31, 2018.

The fluctuation of USD against the NIS can affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion in the profit margins. The Company uses foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, the Company executed swap-hedging transactions to hedge the exposure to the fluctuation of USD against the NIS to the extent it relates to non-convertible Series G debentures, which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of TPSCo expenses are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD / JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the year ended December 31, 2019, the USD depreciated against the JPY by 1.2%, as compared to 2.4% depreciation during the year ended December 31, 2018. The net effect of USD depreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of December 31, 2019, the Company had an aggregate amount of $355.6 million in cash and cash equivalents, as compared to $385.1 million as of December 31, 2018. The main cash activities during the year ended December 31, 2019 were: $291.3 million net cash provided by operating activities; $172.2 million invested in property and equipment, net of proceeds received from sales of equipment; $132.9 million invested in short-term deposits, marketable securities and other assets, net; and $19.4 million debt repaid.

Short-term and long-term debt presented on the balance sheet as of December 31, 2019, included bank loans, debentures, operating leases and capital leases amounted to $65.9 million and $245.8 million, respectively. As of December 31, 2019, the aggregate principal amount of debentures was $135.4 million and its carrying amount in the balance sheet was $132.3 million, of which $37.7 million was presented as short-term liability.